May 14, 2021

Ms. Julie Sherman

Ms. Mary Mast

Mr. Alan Campbell

Ms. Laura Crotty

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Teknova, Inc.
Draft Registration Statement on Form S-1
Submitted April 5, 2021
CIK No. 0001850902

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Stephen Gunstream, President and Chief Executive Officer of Alpha Teknova, Inc., a Delaware corporation (“Teknova” or the “Company”), in the letter dated May 4, 2021 (the “Staff Letter”) regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 5, 2021 (the “Draft Registration Statement”). The Company is also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). In addition, the Company is sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, the Company has incorporated your comments into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Cover Page

1.	When known, please disclose the Nasdaq stock market tier on which your common stock will be listed (e.g. Global Select Market, Global Market or Capital Market).

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has submitted a listing application with The Nasdaq Stock Market LLC (“Nasdaq”) for the listing of the Company’s common stock on the Nasdaq Global Market but as of the date of this response letter the Company has not yet received an approval letter for listing from Nasdaq. The Company has revised the cover page and other applicable portions of the Amended Draft Registration Statement to disclose that the Company has applied to list its common stock on the Nasdaq Global Market.

Paul Hastings LLP | 1117 S. California Avenue | Palo Alto, California 94304

t: +1.650.320.1800 | www.paulhastings.com

May 14, 2021

Prospectus Summary

Overview, page 1

2.

Your Summary should provide a balanced and factual presentation of your business. Please revise to discuss your competitive position and the challenges you face in implementing your business strategy. As a non-exhaustive list of examples only, please revise to discuss:

●	Your increase in revenue in 2020 due to the sale of your Sample Transport products, demand for which could decrease significantly, as discussed on page 19;

●	Your reliance on a limited number of customers for a significant portion of your revenues, as discussed on page 21; and

●	Your competitive environment, including the fact that some of your customers may compete with you and others may develop in-house capabilities, as discussed on page 21.

Additionally, where you discuss your estimated total addressable market on page 2 and in the Business section, revise to disclose assumptions underlying such estimates and risks related to these assumptions.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Draft Registration Statement to discuss its competitive position and the challenges it faces in implementing its business strategy. Additionally, the Company has revised its disclosure on pages 2, 3, 5, 81, and 96 of the Amended Draft Registration Statement to disclose the assumptions underlying its internal estimates regarding the Company’s total addressable market and the risks related to such assumptions.

3.

We note your statement that you have achieved an annual customer retention rate of approximately 97% for customers purchasing more than $10,000 worth of your products. Please revise to clarify what percentage of your customers have an annual spend that exceeds $10,000 to provide context to the figure.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 96 of the Amended Draft Registration Statement to clarify the percentage of its customers that have an annual spend that exceeds $10,000.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: In response to the Staff’s comment, and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover the “testing-the-waters” presentation that the Company used in reliance on Section 5(d) of the Securities Act. These

May 14, 2021

materials were only made available for viewing by potential investors during the Company’s presentations and no copies were retained by any potential investor. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. To the extent that the Company, or anyone authorized to do so on its behalf, presents additional written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such additional written communication to the Staff.

Our Sponsor, page 6

5.

Please tell us why it is appropriate to identify Telegraph Hill Partners Management Company LLC as your “Sponsor.” In this regard, please clarify whether Telegraph Hill Partners has any duties, obligations or roles beyond those of a controlling stockholder. If Telegraph Hill Partners does not have any duties or responsibilities to you beyond those of a controlling stockholder, please revise to refer to Telegraph Hill Partners as your controlling stockholder.

Company Response: In response to the Staff’s comment, the Company has revised page 6 of the Amended Draft Registration Statement to refer to Telegraph Hill Partners Management Company LLC as the Company’s “controlling stockholder”.

We depend on a limited number of customers…, page 21

6.

We note the risk factor on page 21 which states that for the 2020 Successor Period, your two largest customers accounted for 15% and 10% of your total revenue, respectively. We also note your disclosure on page 20 that the substantial majority of your sales are made on a purchase order basis, which permits your customers to cancel, change or delay their product purchase commitments with little or no notice. Please clarify whether your two largest customers proceed on a purchase order basis or whether contractual arrangements are in place. If so, please file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 22 of the Amended Draft Registration Statement to clarify that the Company’s two largest customers proceed on a purchase order basis.

Use of Proceeds, page 64

7.

We note your disclosure that you intend to use portions of the proceeds of this offering to (i) increase your manufacturing capacity and capabilities, (ii) improve operating efficiency, (iii) scale up your marketing, sales and R&D staff, (iv) increase brand awareness, (v) develop new products and services and attract new customers and (vi) pursue acquisition opportunities. Please specify what amounts will be allocated to each of these uses. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.

May 14, 2021

Company Response: The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular uses at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure, and the Company does not have agreements or commitments for any material acquisitions or investments at this time. Considering this uncertainty, and pursuant to the requirements of Item 504 of Regulation S-K, the Company has disclosed that the principal purposes of the offering are to increase its manufacturing capacity and capabilities, improve operating efficiency, scale up its marketing, sales and R&D staff, increase brand awareness, develop new products and services and attract new customers, pursue acquisition opportunities and for other general corporate purposes. If, prior to the effective date of its registration statement, the Company determines the approximate amount of proceeds to be used for any particular purpose, it will revise the Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 76

8.

You state that the increase in Lab Essentials revenue was driven by higher average revenue per customer and the increase in Clinical Solutions revenue was primarily attributable to an increased number of customers and higher average revenue per customer. Please clarify how much of the revenue increase is related to price vs. volume.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Amended Draft Registration Statement to clarify how much of the revenue increase is related to price (i.e., revenue per customer) vs. volume (i.e., number of customers).

Stock-Based Compensation, page 87

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the requested information once the estimated offering price or range has been determined.

Business, page 90

10.

We note your focus on the company’s ability to quickly and reliably manufacture various custom and/or GMP-grade products for its customers. With reference to your disclosure at the bottom of page 100, please revise the Business section, where appropriate, to disclose the percentage of your customers that purchase custom products and the percentage that purchase GMP-grade products, as compared to the percentage of your customers that purchase only stock products.

May 14, 2021

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 107 and 108 of the Amended Draft Registration Statement to disclose the percentage of its customers that purchase custom products and the percentage that purchase GMP-grade products, as compared to the percentage of its customers that purchase only stock (or “catalog”) products.

Increasing Use of mRNA Vaccines and Therapies, page 99

11.	Please revise your disclosure in this section to indicate whether you have any contracts or commercial relationships with customers that are developing mRNA vaccines and therapies.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 105 of the Amended Draft Registration Statement to reflect that the nature of its relationship with customers developing mRNA vaccines and therapies (i.e., customers in the cell and gene therapy market) is that of a supplier.

Total Addressable Market Opportunity by Segment, page 99

12.

We note that the total addressable market opportunities in this section are from a report by Strategic Directions International (“SDI”) that was commissioned by you. Please file SDI’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Alternatively, please tell us why a consent is not required to be filed.

Company Response: The Company acknowledges the Staff’s comment, and respectfully submits that the SDI report (the “SDI Report”), commissioned by the Company, does not meet the conditions of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and SDI is not an “expert” under Rule 436 of the Securities Act (“Rule 436”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”

The Company respectfully advises the Staff that SDI is a research and advisory firm. The Company respectfully submits that the data described in the Draft Registration Statement does not reflect the opinion or judgment of an “expert,” and that SDI is not among the enumerated professions under Section 7, nor is SDI within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that SDI is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies it as an expert or the statements are purported to be made on the authority of such provider as an “expert”. The Company has neither expressly identified SDI as an “expert” in the Draft Registration Statement nor purported to make statements in the Draft Registration Statement on the authority of SDI as an “expert”. Accordingly, the Company believes that SDI should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion, or other report specifically for use in connection with a registration statement. The underlying data gathered by SDI and used in the Draft Registration Statement was not prepared in connection with or for the purpose of inclusion in the Draft Registration Statement or to otherwise satisfy

May 14, 2021

any specific disclosure requirement. The Company respectfully advises the Staff that the report was prepared by SDI to help the Company understand the market for its products, market growth, major market segments, identify competitors and assess trends among its products. The Company further advises the Staff that the SDI Report was completed in March 2020, prior to any discussion of the possibility of this offering.

As a result of the foregoing, the Company submits that SDI is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

References to the Fletcher Spaght Growth Strategy Report and Information Attributed to Alliance for Regenerative Medicine

The Company respectfully advises the Staff that it has added certain disclosure, appearing on page 103 and pages 2 and 96 of the Amended Draft Registration Statement, referencing information attributed to Fletcher Spaght, Inc. (“Fletcher Spaght”) and the Alliance for Regenerative Medicine (“ARM”), respectively.

The foregoing analysis regarding the SDI Report and the filing of an expert consent of SDI in respect thereof as an exhibit under Section 7 and Rule 436 also applies with respect to the Fletcher Spaght Growth Strategy Report (“FS Report”) referenced on page 103 of the Amended Draft Registration Statement and the information attributed to ARM on pages 2 and 96 of the Amended Draft Registration Statement.

Regarding Fletcher Spaght and the FS Report, the Company respectfully advises the Staff that Fletcher Spaght is a strategy consulting firm and respectfully submits that the FS Report does not meet the conditions of Section 7, as the referenced data does not reflect the opinion or judgement of an “expert,” and that Fletcher Spaght is not among the enumerated professions under Section 7, nor is Fletcher Spaght within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that Fletcher Spaght is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies it as an expert or the statements are purported to be made on the authority of such provider as an “expert”. The Company has neither expressly identified Fletcher Spaght as an “expert” in the Amended Draft Registration Statement nor purported to make statements in the Amended Draft Registration Statement on the authority of Fletcher Spaght as an “expert”. Accordingly, the Company believes that Fletcher Spaght should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the underlying data gathered by Fletcher Spaght and used in the Amended Draft Registration Statement was not prepared in connection with or for the purpose of inclusion in the Amended Draft Registration Statement or to otherwise satisfy any specific disclosure requirement. The FS Report was prepared by FS to help the Company develop a strategic growth plan for products supportive of cell and gene therapy development and manufacturing, informed through in-depth voice-of-customer research and competitive analysis, addressing, among other things, the Company’s current fit in the bioprocessing market, the Company’s strengths, its addressable market size, and the competitive landscape for reagents used in the cell and gene therapy development and manufacturing process. The Company further advises the Staff that the FS Report was commissioned by the Company in June 2020, prior to any discussion of the possibility of this offering. As a result, the Company submits that Fletcher Spaght is not among the class of persons subject to Section 7 and Rule 436.

May 14, 2021

Regarding ARM and the information referenced on pages 2 and 96 of the Amended Draft Registration Statement regarding the increase in investment capital raised by companies developing and commercializing cell and gene therapies that is attributed to the ARM (the “ARM Data”), the Company respectfully advises the Staff that ARM is an advocacy organization in the field of regenerative medicines and advanced therapies and respectfully submits that the ARM Data does not meet the conditions of Section 7, as it does not reflect the opinion or judgement of an “expert,” and that ARM is not among the enumerated professions under Section 7, nor is ARM within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that ARM is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies it as an expert or the statements are purported to be made on the authority of such provider as an “expert”. The Company has neither expressly identified ARM as an “expert” in the Amended Draft Registration Statement nor purported to make statements in the Amended Draft Registration Statement on the authority of Fletcher Spaght as an “expert”. Accordingly, the Company believes that ARM should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the ARM Data was not prepared in connection with or for the purpose of inclusion in the Amended Draft Registration Statement or to otherwise satisfy any specific disclosure requirement and is publicly available (free of charge) at http://alliancerm.org/wp-content/uploads/2021/01/SOTI-2021-pdf.pdf. As a result, the Company submits that ARM is not among the class of persons subject to Section 7 and Rule 436.

Government Regulation, page 102

13.

We note your disclosure on page 102 indicating that certain of your products are classified as “medical devices” by the FDA and are subject to FDA oversight. Please revise to clarify whether all of your GMP-grade products are classified as medical devices and are therefore subject to the regulations described in this section. To the extent that your GMP-grade products are subject to different or additional regulations, please revise to describe the regulatory regime that covers your GMP-grade products or tell us why this disclosure would not be necessary.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has voluntarily registered only a very small number of its products with the FDA as “medical devices”. The fact of those products’ registration is not material to the Company’s business, and the Company does not believe that any of its current products (including those it has registered as such) qualify as medical devices or are required to be registered with the FDA as medical devices. The Company has revised the relevant passages in its disclosure to clarify that the Company’s certification under ISO 13485 enables it to manufacture products for use in diagnostic and therapeutic applications.

The Company is not aware of any regulatory regime that would cover its GMP-grade products that are not currently registered with the FDA. As disclosed in the Draft Registration Statement, certain of the Company’s products are sold to and used by customers who are subject to FDA requirements regarding Good Manufacturing Practices and/or Good Laboratory Practices, as well as regulation by equivalent regulatory authorities in other countries. As a result, those customers impose on their suppliers, including the Company, contractual requirements regarding quality standards so that the customers can certify as to their own compliance with FDA requirements. As mentioned above, the Company is certified under ISO 13485, which provides assurance to the Company’s customers that the Company’s products satisfy applicable quality standards. The Company chose to become certified under ISO 13485 so that it could meet the quality requirements of its existing and prospective customers, not as a result of any regulatory obligation.

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May 14, 2021

Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Sincerely,

/s/ Elizabeth A. Razzano

Paul Hastings LLP

cc:	Stephen Gunstream, Alpha Teknova, Inc.
Damon A. Terrill, Alpha Teknova, Inc.
Jeffrey T. Hartlin, Paul Hastings LLP